04 MAR 26 AM 7:21

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

17 March 2004

04010876

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pw K. Callaghan

Andrew Geddes
Corporate Communications

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

encls

ventracor

asx announcement

## VentrAssist™ Pivotal Trial Protocol Agreement

**Sydney 17 March 2004:** Ventracor Limited (ASX: VCR) today reported that a meeting on Monday with medical investigators from leading hospitals keen to participate in its trial for European approval had reached agreement on a protocol.

Ventracor Chief Executive Officer Dr Colin Sutton said: "We are very pleased to have reached agreement on a protocol all hospitals can use."

"The protocol will allow the greatest number of suitable patients to be recruited in the shortest time despite national differences in medical practice," he said.

"The trial for European approval is due to begin mid-2004. Its aim will be to gather clinical data to support our application for the CE Mark and subsequent permission to sell the VentrAssist™ left ventricular assist system (LVAS) in the major market of Europe," Dr Sutton said.

Several medical investigators from leading hospitals in Australia, New Zealand and Britain are currently considering participation in the European approval trial of the VentrAssist™ "artificial heart" device.

A Pilot Trial to establish the safety of the VentrAssist™ at The Alfred hospital in Melbourne is continuing.

*For more information, please contact:*

*Andrew Geddes*
*Manager, Investor Relations*
*Ventracor Limited*
*02 9406 3100*

04 MAR 26 AM 7:21

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

15 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

ventracor

The ALFRED — Service and Care

asx announcement

## VentrAssist™ Pilot Trial Progress Report

**Sydney 15 March 2004:** Following a meeting between Ventracor and The Alfred hospital to review the progress of the trial it was confirmed that the milestone of five patients being implanted with the VentrAssist™ "artificial heart" has been reached and the Pilot Trial is continuing.

An extensive evaluation of the trial results has taken place, including an independent review by The Alfred hospital. Ongoing reviews are part of the agreed clinical protocol.

Three of the five patients have survived for periods in excess of eight months, six months and two months. There have been two deaths. The data indicates the VentrAssist™ system performed to specifications in all patients. However it is not clear whether or not the deaths are entirely unrelated to the implantation or performance of the system.

The company acknowledges the leading role The Alfred continues to play in the development of the VentrAssist™ system.

Ventracor Chief Executive Officer Dr Colin Sutton said: "Following the achievement of the trial milestone, the company plans to commence the Global Pivotal Trial in hospitals in Australia, New Zealand and UK in July this year."

The company has arranged a meeting of the international medical investigators for the Global Pivotal Trial in Sydney on Monday 15 March.

It is very important to remember all patients enrolled in trials are gravely ill. Individual outcomes, although very important do not necessarily reflect on the success of entire trials.

*For more information, please contact:*


| | |
|---|---|
| *Colin Sutton PhD* | *Trisha Lee* |
| *Ventracor Limited* | *The Alfred* |
| *Chief Executive Officer* | *Public Affairs Manager* |
| *02 9406 3088* | *03 9276 2266* |